BUFFALO GOLD LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

The following discussion and analysis, prepared as of November 23, 2004, should be read together with the unaudited consolidated financial statements for the three and nine-month period ended September 30, 2004 and the related notes, which are prepared in accordance with the Canadian generally accepted accounting principles. The attached financial statements have not been reviewed by an external firm of accountants. The reader should also refer to the annual audited financial statements for the year ended December 31, 2003 and 2002, and the management discussion and analysis for those years. All amounts are stated in Canadian dollars unless otherwise indicated.

Management's discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of the Company. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company's business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information regarding the Company is available on SEDAR.

BUSINESS OF THE COMPANY

The Company is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations are, to some extent, dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and is currently reviewing mineral properties for potential acquisition. During and after the quarter ended September 30, 2004, the Company was primarily engaged in seeking to acquire a mineral property of merit in addition to attempting to obtain financing to permit the continued exploration of its Alberta diamond properties.

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SELECTED ANNUAL AND QUARTERLY INFORMATION
	December 31
	2003	2002	2001
Revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(960,375)	(3,880,850)	(909,491)
Net loss	(960,375)	(3,880,880)	(909,491)
Net loss per share, basic and diluted	(0.28)	(1.42)	(0.04)
Total assets	47,490	169,865	3,086,630
Long term financial liabilities	-	-	-
Cash dividends declared	-	-	-

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Quarter Ended	Revenue	Net Income (Loss)	Income (Loss) per Share
June 30, 2002	$ -	$ 53,642	$ 0.03
September 30, 2002	-	(9,872)	-
December 31, 2002	-	3,010,274	(1.46)
March 31, 2003	-	(137,930)	(0.04)
June 30, 2003	-	(165,850)	(0.05)
September 30, 2003	-	(310,335)	(0.08)
December 31, 2003	-	(346,260)	(0.09)
March 31, 2004	-	22,817	0.01
June 30, 2004	-	(37,968)	(0.01)
September 30, 2004	-	(19,817)	(0.00)

At the end of 2002, the Company re-evaluated its Alberta diamond properties and wrote off $2.8 million of accumulated costs. In 2003, the Company evaluated gold properties in China and incurred due diligence and fundraising costs associated with those properties. The Chinese gold property initiatives did not move forward due to difficulties securing property rights and the Company is once again evaluating new opportunities. In the first quarter of 2004, the Company reached an agreement to recover evaluation and due diligence costs incurred in 2003, resulting in a modest net income. The Company returned to a loss position in succeeding quarters and does not expect to generate net profits in the foreseeable future. The Company has investigated several mineral properties but has not yet identified one that it intends to purchase.

In September 2004 the TSX Venture Exchange conditionally approved a US$150,000 private placement based on the issuance of 3,000,000 common shares at US$0.05 per share. In November 2004, the Company completed the financing. At the date of this report, the Company had received gross proceeds of US$124,000 (approximately $140,000) and expected to receive a further US$25,000 (approximately $28,000) for total gross proceeds of about $168,000. The Company has not determined the offering costs at the date of this report.

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RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In our discussion of results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest $100.

In the quarter ended September 30, 2004, the Company incurred expenses of $16,800 supporting its operations, down from $309,000 for the three months ended September 30, 2003. The Company had been active in China during the third quarter of 2003 and since the Chinese activities were terminated earlier this year, the Company incurred fewer expenses in the third quarter of this year. The Company's expenses for the third quarter related to public filings, investigating opportunities and related support. Most expenses were significantly lower than in the third quarter of 2003, with consulting fees down from $73,700 to $7,500, property investigation costs down from $148,000 to nil and professional fees down from $13,900 to $1,600. Expenses declined from the $31,100 recorded in the second quarter of 2004 as administrative expenses decreased following settlement of outstanding matters relating to property investigations in China, as discussed in further detail below.

The Company's management expects that expenses for the fourth quarter will increase over those for the third quarter as the Company is currently evaluating prospective opportunities and is now adequately funded to undertake property evaluation work. If the prospective opportunities look promising, exploration and funding is available, operating costs over the next 12 months could increase to $40,000 to $50,000 per quarter plus exploration costs.

The Company incurred interest expense of $4,600 on loans payable. This is a recurring expense expected to continue until the loan is paid out.

In 2003, the Company entered into an agreement to acquire an interest in certain gold properties in the People's Republic of China from Terrawest Resource Holdings Ltd. The Company conducted property evaluations and due diligence in 2003. In March 2004, the agreement effectively ended when Terrawest received a notice from its Chinese partners terminating Terrawest's underlying agreement on the subject properties. The Company agreed to abandon any claim against Terrawest in consideration of Terrawest and its principals providing two joint and several promissory notes totalling $100,000. The promissory notes, each for $50,000, fell due on July 30, 2004 and December 31, 2004 respectively and bear interest at the rate of 10% per year after their due dates. The present value of these promissory notes was $95,000 at the date of issue and $48,800 at September 30, 2004. This amount was recognized as a recovery of property evaluation and due diligence costs in the three months ended March 31, 2004. The Company collected $50,000 on July 30, 2004 and recognized interest of $1,500 in the second quarter, being the implicit interest earned from June 30, 2004 to September 30, 2004.

The net loss for the quarter ended September 30, 2004 was $19,800 or $0.00 per share as compared with a net loss for the quarter ended September 30, 2003 of $310,300 or $0.08 per share.

At September 30, 2004, the Company had total assets of $71,200 as compared to $47,500 at December 31, 2003. This increase is due primarily to the Terrawest notes receivable ($48,800) less receivables collected in the period. The Company's operations in the three months ended September 30, 2004 were primarily financed by the collection of the Terrawest note. Payments to creditors exceeded the value of services delivered by $19,200 as the Company used the Terrawest proceeds to reduce accounts payable. On a net basis, operations consumed cash of $9,200 compared to $233,700 in the comparative quarter.

The Company did not have any cash flows from financing or investing activities in the three months ended September 30, 204. In the comparative period the Company generated $162,700 from the proceeds of private placements and the exercise of share purchase warrants but did not have any cash flows from investing activities.

In aggregate, the Company generated cash of $9,200 in the quarter and had a cash balance of $18,000 at September 30, 2004.

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TRANSACTIONS WITH RELATED PARTIES

During the quarter ended September 30, 2004, the Company accrued amounts to parties not at arm's length with the Company consisting of $7,500 in consulting fees to a company controlled by an officer of the Company.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are however no assurances that such financings can continue to be obtained by the Company and the failure to obtain such financing would result in the curtailment of exploration activities until such financing is obtained.

As discussed above, the Company recently closed an equity financing that raised gross proceeds of US$124,000 ($140,000) and is expected to raise a further US$25,000 ($28,000). These funds, in combination with cash on hand and the expected $50,000 due on realization of a note receivable, will primarily be used to finance general and administrative expenses and due diligence costs on potential acquisitions. The Company is considering converting some of its accounts payable and other debts to equity in order to improve its working capital position.

The Company will require additional financing during the next 12 months to continue its operations and exploration. Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and its continuing exploration programs on its Alberta diamond properties, and on additional opportunities being sought.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers and directors. These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.

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